

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2020

Suzanne Cope
Chief Executive Officer
Deseo Swimwear Inc.
2120 K Street, Unit 2
San Diego, CA 92102

      **Re: Deseo Swimwear Inc.**
          **Form 10-K for the Year Ended December 31, 2019**
          **Filed April 14, 2020**
          **File No. 333-210419**

Dear Ms. Cope:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                          Sincerely,

                                          Division of Corporation Finance
                                        Office of Manufacturing